FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject: Appointment of Mr. Sandeep Bakhshi as Wholetime Director designated as Chief Operating Officer (COO)

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges:

This is further to our letter dated June 18, 2018 vide which we had informed you about the appointment of Mr. Sandeep Bakhshi as Wholetime Director and Chief Operating Officer (COO) effective from June 19, 2018 or the date of receipt of RBI approval for such appointment, whichever was later.

We wish to inform you that RBI vide its letter no DBR.Appt.No.790/08.88.001/
2018-19 dated July 31, 2018 has approved the appointment of Mr. Sandeep Bakhshi as Wholetime Director designated as Chief Operating Officer (COO) of the Bank effective July 31, 2018 till July 30, 2021.

We affirm that Mr. Sandeep Bakhshi is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

Pursuant to the requirements of Regulation 30 of SEBI (Listing obligations and disclosure requirements), 2015, we furnish the below information:

Reason for change	Appointment
Date of appointment	July 31, 2018
Brief Profile	Mr. Sandeep Bakhshi joined the Group on December 01, 1986, in the Project financing group of ICICI Limited. In the Bank he was responsible for the Wholesale Banking & Small and Medium enterprises business. He was appointed the Managing Director & CEO of ICICI Lombard General Insurance Company on April 01, 2002 and was instrumental in scaling up the private sector general insurance offerings in the country. Mr. Bakhshi was appointed as the Deputy Managing Director and had handled both the Retail and Corporate Banking business of ICICI Bank Limited, from May 01, 2009 to July 31, 2010. He was thereafter appointed as the Managing Director & CEO of ICICI Prudential Life Insurance Company from August 01, 2010 where under his leadership the Company redesigned various products, re-engineered the distribution architecture and made significant improvement in productivity. He successfully led the listing of the Company. He has leveraged technology and innovative business practices to enhance the quality of products and services offered to customers and improved operational efficiency.

Mr. Bakhshi has obtained his bachelors’ degree in mechanical engineering from Punjab Engineering College, Chandigarh and a post graduate degree in management from Xavier Labour Relations Institute, Jamshedpur. His responsibilities over the years include Strategic planning, business development, project appraisals, project monitoring and business re-structuring across the Group’s banking & insurance companies. He has over 32 years of experience in Finance, Banking and Insurance. Previously, he has also served as the chairman of ICICI Home Finance Company Limited.

Mr. Sandeep Bakhshi’s invaluable experience across the Bank’s businesses combined with his exposure in more than two of the Group companies as Managing Director & CEO in addition to his leadership attributes would strengthen the Bank’s leadership. He has built excellent relationship with the key regulators, clients, investors and has nurtured a team of diverse, successful and competent senior leaders.

Disclosure of relationships between directors	Mr. Sandeep Bakhshi is not related to any other director of the Bank.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 1, 2018	By:	/s/ Ranganath Athreya
			Name :	Mr. Ranganath Athreya
			Title :	Company Secretary